EXHIBIT 99.1

Material Change Report dated December 23, 2010.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Suncor Energy Inc. (“Suncor”)

150 6th Avenue S.W.

Calgary, Alberta

T2P 3E3

2.                                      Date of Material Change:

December 17, 2010

3.                                      News Release:

A news release was disseminated through the facilities of a recognized news service and would have been received by the securities commissions in the jurisdictions in which Suncor is a reporting issuer and by the stock exchanges on which Suncor’s securities are listed and posted for trading, in the normal course of such dissemination.

4.                                      Summary of Material Change:

A news release dated December 17, 2010 (released between close of markets on December 16, 2010 and opening of markets on December 17, 2010) was issued reporting Suncor’s plans to increase production to more than one million barrels of oil equivalent per day by 2020.  Over the next ten years, Suncor is targeting oil sands production growth of approximately 10% per year and company-wide production growth of approximately 8% per year. In addition, Suncor has entered into an agreement to form a strategic partnership with Total E&P Canada Ltd., setting forth the terms under which the two companies intend to jointly develop the Fort Hills and Joslyn oil sands mining projects and restart construction of the Voyageur upgrader at Suncor’s oil sands operations north of Fort McMurray, Alberta.

5.                                      Full Description of Material Change:

5.1 — Full Description of Material Change

Suncor announced that it plans to increase production to more than one million barrels of oil equivalent per day by 2020, Over the next ten years, Suncor is targeting oil sands production growth of approximately 10% per year and company-wide production growth of approximately 8% per year.  Suncor’s ten-year growth plan includes the following major components, listed chronologically by targeted operational dates:

Oilsands
Firebag 3	2011 (Q2)
Firebag stage 4	2013 (Q1)
Fort Hills mine*	2016
Voyageur upgrader*	2016
MacKay River stage 2*	2016
Joslyn mine**	2017/2018
Firebag stage 5*	2018
Firebag stage 6*	2019

International and Offshore
Golden Eagle (UK North Sea)**	2014 / 2015
Hebron (East Coast Canada)**	2017

*                                         Subject to project sanction.

**                                  Subject to regulatory approval and project sanction.

In addition, Suncor has entered into a strategic partnership with Total E&P Canada Ltd., setting forth the terms under which the two companies intend to jointly develop the Fort Hills and Joslyn oil sands mining projects and restart construction of the Voyageur upgrader at Suncor’s oil sands operations north of Fort McMurray, Alberta. The transaction is subject to certain regulatory and other approvals, with closing targeted late in the first quarter of 2011. Key terms of the agreement between Suncor and Total include:

•                  Total will acquire a 49% interest in Suncor’s planned third upgrader. Upon completion, the planned 200,000 barrel per day facility will be operated by Suncor.

•                  Total will also acquire a portion of Suncor’s interest in the Fort Hills oil sands project, resulting in Suncor holding a 40.8% interest, Total holding 39.2%, and Teck Resources Ltd. holding 20%. Currently, Suncor holds a 60% interest, with Total and Teck each holding 20%.

•                  Suncor will acquire a 36.75% working interest in the Total-operated Joslyn joint venture with Total holding a 38.25%, Occidental Petroleum holding 15% and Inpex Canada Ltd. holding 10%. Currently, Total holds a 75% interest, Occidental Petroleum a 15% interest and Inpex Canada Ltd. A 10% interest.

•                  Suncor will receive cash consideration totaling approximately $1.75 billion from the transaction.

Suncor and Total have agreed to develop the Fort Hills mine and Voyageur upgrader in parallel, with a target of having both come on stream in 2016.

Execution of the Fort Hills and Joslyn projects, as well as the continued construction of the Voyageur upgrader, is subject to sanction by the partners in these ventures and requires approval by Suncor’s Board of Directors.

5.2 -  Disclosure for Restructuring Transactions

Not applicable.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.                                      Omitted Information:

No information has been omitted.

8.                                      Executive Officer:

Bart Demosky, Chief Financial Officer of Suncor, may be reached at 403-296-8864.

9.                                      Date of Report:

December 23, 2010

Advisory

Certain statements in this material change report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Some of the forward-looking statements may be identified by words like “expected,” “anticipates,” “approximately,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this material change report include references to:  Suncor’s assets and growth prospects; Suncor’s petroleum and natural gas production; future project development; future investment; and certain operational and financial information.

This material change report also contains forward-looking statements and information concerning the anticipated completion and timing of the proposed transaction with Total. Suncor has provided these anticipated times in reliance on certain assumptions that Suncor believes are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in the inability to secure necessary regulatory or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. There is no assurance that the transaction will close as scheduled or at all. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserve and resource estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them. Risks, uncertainties and other factors that could influence Suncor’s results include, but are not limited to: market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; consistently and competitively finding and developing reserves that can be brought on-stream economically; success of hedging strategies; maintaining a desirable debt to cash flow ratio; changes in the general economic, market and business conditions; our ability to finance capital investment to replace reserves or increase processing capacity in a volatile commodity pricing and credit environment; fluctuations in supply and demand for Suncor’s products; commodity prices, interest rates and currency exchange rates; volatility in natural gas and liquids prices is not predictable and can significantly impact revenues; Suncor’s ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects and regulatory projects; risks and uncertainties associated with consulting with stakeholders and obtaining regulatory approval for exploration and development activities in our operating areas (these risks could increase costs and/or cause delays to or cancellation of projects); effective execution of planned turnarounds; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor’s capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor’s reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, the Government of Alberta’s review of the unintended consequences of the proposed Crown royalty regime, the Government of Canada’s current review of greenhouse gas emission regulations); the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor(including in respect of any planned divestitures); risks and uncertainties associated with the ability of closing conditions to be met, the timing of closing and the consideration to be received with respect to the planned sale of any of Suncor’s assets, including the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third party approvals outside of Suncor’s control; the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; failure to realize anticipated synergies or cost savings; risks regarding the integration of the two businesses after the merger of Suncor and Petro-Canada; and incorrect assessments of the value of Petro-Canada. The foregoing important factors are not exhaustive.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2010 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to Suncor’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel to six thousand cubic feet.  BOEs may be misleading, particularly if used in isolation. A conversion ratio of one barrel of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

All financial figures referenced herein are approximate and in Canadian dollars unless otherwise noted.